FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2014

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 10, 2014, announcing the availability of the SkyEdge II-c Capricorn ultra-high-speed satellite router for high-end enterprises, broadband access and cellular applications.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated March 10, 2014	By: /s/ Alon Levy
Alon Levy
VP General Counsel

Gilat Announces Availability of SkyEdge II-c Capricorn Satellite
VSAT with Exceptional Throughput Exceeding 200Mbps

- Ultra-High-Speed TDMA VSAT Ideal for Demanding High-End Applications such as 3G and LTE
Cellular Backhaul, ISP PoPs, Oil and Gas, Broadband Access and Enterprise Networking -

PETAH TIKVA, Israel, March 10, 2014 -- Gilat Satellite Networks Ltd. (Nasdaq:GILT), a worldwide leader in satellite networking technology, solutions and services, announced today the availability of the SkyEdge II-c Capricorn ultra-high-speed satellite router for high-end enterprises, broadband access and cellular applications. The Capricorn VSAT will be showcased at the upcoming Satellite 2014 event in Washington D.C.

Capricorn, the latest addition to the SkyEdge II-c family of high-performance satellite routers, has been designed to deliver ultra-high-speed broadband services while satisfying the need for cost efficiencies.

This full-featured IP router, supporting Ku/Ka/C bands with throughput of more than 200Mbps, supports high performance and bandwidth-hungry applications such as ultra-fast web browsing, video streaming, IPTV, VoIP, cellular backhauling, and IP trunks. Capricorn comes with a full set of protocol optimization and acceleration engines built-in, including TCP and HTTP, compression and embedded caching technologies. In addition, Capricorn has an advanced application-based QoS and over-the-air AES-256 encryption for security and privacy. It also includes support for IPv6 networks - a must have for new broadband subscribers as IPv4 addresses are becoming scarce.

“Fast Internet access and quick response time for ever-more demanding applications has become an absolute necessity for almost all applications,” said Erez Antebi, CEO of Gilat Satellite Networks. “The new Capricorn VSAT will serve current needs and future applications, protecting the investment of users, network operators and ISP’s, for years to come.”

“We are certain,” continued Antebi, “that this new super-fast TDMA VSAT will play a major role in the emerging and fast growing LTE backhauling over satellite market” Mr. Antebi.

For more information, please visit http://www.gilat.com/SkyEdge-II-c-Capricorn or drop by our booth, #5030, at Satellite 2014.

About Gilat
Gilat Satellite Networks Ltd (Nasdaq:GILT) (TASE:GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite- on-the-Move) solutions providing low-profile antennas, next generation, solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995.  The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
David Leichner
Gilat Satellite Networks
+1 516 478 9697
davidle@gilat.com